SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 10,021,418, which constitutes approximately 18.1% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,324,273 units outstanding.

1.     Name of Reporting Person:

           Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,683,325
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,683,325
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,683,325

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.7%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Q4 Funding, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  2,687,276
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,687,276
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,687,276

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 4.9%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Geoffrey Raynor

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /
            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  10,021,418 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  10,021,418 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           10,021,418 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 18.1%

14.     Type of Reporting Person: IN
--------------------
(1) Solely in his position as control person of J Alfred Onshore, LLC, the general partner of Prufrock Onshore, L.P., the general partner of Q Funding III, L.P. with respect to 3,683,325 Units. Solely in his position as control person of Excalibur Domestic, LLC, the general partner of Star Spangled Sprockets, L.P., the general partner of Q4 Funding, L.P. with respect to 2,687,276 Units. In addition, 3,650,817 Units are held directly and indirectly through entities and trusts for the benefit of Mr. Raynor.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 12, 2010, as amended by Amendment No. 1 dated February 18, 2010, as amended by Amendment No. 2 dated February 24, 2010, as amended by Amendment No. 3 dated March 9, 2010, as amended by Amendment No. 4 dated March 11, 2010, as amended by Amendment No. 5 dated March 17, 2010, as amended by Amendment No. 6 dated April 6, 2010, as amended by Amendment No. 7 dated April 9, 2010, as amended by Amendment No. 8 dated April 28, 2010, as amended by Amendment No. 9 dated May 3, 2010, as amended by Amendment No. 10 dated May 5, 2010, as amended by Amendment No. 11 dated May 12, 2010, as amended by Amendment No. 12 dated June 9, 2010 (the "Schedule 13D"), relating to the Units Representing Limited Partner Interests of Cedar Fair, L.P.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2(a) is hereby amended by adding at the end thereof the following:

For purposes of this and future filings, Raynor will be referred to as a "Reporting Person".

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of the funds used or to be used by the Reporting Persons to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Q3	Other	$43,256,788
Q4	Other	$33,253,101
Raynor	Other	Not Applicable (1)

(1)  Mr. Raynor received his Units through a distribution of his pro-rata interest in the funds.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

       In light of the Issuer's recent ill-fated decision to sell to Apollo for $11.50 per Unit and its decision this past summer to lock in financing that effectively limits distributions to Unitholders, the Reporting Persons believe that it is now time that Unitholders begin to implement necessary change.

       The Reporting Persons believe the first necessary action is to separate the roles of Chairman of the Board and Chief Executive Officer and that the second necessary action is for the Issuer to set the goal of making a distribution payment a higher priority than paying down debt. Accordingly, the Reporting Persons have determined to exercise their right to demand the calling of a special meeting of Unitholders for the purpose of amending the Issuer's partnership agreement as follows:

  First, to require the implementation of a policy providing that the Chairman of the Board of Directors be an independent director who has not previously served as an officer of the Issuer or its affiliates

  And second, to require that the Issuer prioritize an increase in distributions to Unitholders

       The Reporting Persons intend to publicly solicit proxies in support of this effort as soon as possible and, as a first step, are filing preliminary proxy materials with the Securities and Exchange Commission.

       In addition, as a separate matter, the Reporting Persons are filing in the Delaware courts a lawsuit seeking a declaratory judgment confirming the right of Unitholders to nominate directors for election to the Issuer's Board of Directors.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Persons

Q3

Q3 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,683,325 Units, which constitutes approximately 6.7% of the outstanding Units.

Q4

Q4 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,687,276 Units, which constitutes approximately 4.9% of the outstanding Units.

Raynor

Because of his position as the person who controls J Alfred and Excalibur, and because of his personal holdings, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 10,021,418 Units, which constitutes approximately 18.1% of the outstanding Units.

Controlling Persons

Prufrock

Because of its position as the sole general partner of Q3, Prufrock may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,683,325 Units, which constitutes approximately 6.7% of the outstanding Units.

J Alfred

Because of its position as the sole general partner of Prufrock, J Alfred may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,683,325 Units, which constitutes approximately 6.7% of the outstanding Units.

Star

Because of its position as the sole general partner of Q4, Star may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,687,276 Units, which constitutes approximately 4.9% of the outstanding Units.

Excalibur

Because of its position as the sole general partner of Star, Excalibur may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,687,276 Units, which constitutes approximately 4.9% of the outstanding Units.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

(b)

Reporting Persons

Q3

Acting through its general partner, Q3 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,683,325 Units.

Q4

Acting through its general partner, Q4 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,687,276 Units.

Raynor

As the person who controls J Alfred and Excalibur, and because of his personal holdings, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,021,418 Units.

Controlling Persons

Prufrock

As the sole general partner of Q3, Prufrock has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,683,325 Units.

J Alfred

As the sole general partner of Prufrock, J Alfred has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,683,325 Units.

Star

As the sole general partner of Q4, Star has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,687,276 Units.

Excalibur

As the sole general partner of Star, Excalibur has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,687,276 Units.

(c)  To the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the Units during the last 60 days.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions in the Units during the last 60 days.

The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Persons.

(e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding at the end thereof the following:

99.2 -- Verified Complaint in Q Funding III, L.P. and Q4 Funding, L.P. vs. Cedar Fair Management, Inc. and Cedar Fair, L.P., previously filed.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: October 14, 2010

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

Q4 FUNDING, L.P. By: Star Spangled Sprockets, L.P., its general partner By: Excalibur Domestic, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

GEOFFREY RAYNOR By: /s/ Brandon Teague Brandon Teague, as Attorney-in-Fact for Geoffrey Raynor